Exhibit 99.1

POSCO HOLDINGS 2024 Ordinary General Meeting of Shareholders - Reference Material – posco HOLDINGS Green Tomorrow, with POSCO

Contents 01 Convocation Notice of Ordinary General Meeting of Shareholders 03 02 2023 Financial & ESG Highlights 04 03 Amendments of the Articles of Incorporation 06 04 Composition of the Board 07 05 CEO Succession Policy & Inside Director Candidates 08 06 Outside Director Appointment Process, Candidates and Board Skills Matrix 13 07 Director Remuneration 18

1. Convocation Notice of Ordinary General Meeting of Shareholders With wishes for health and prosperity in the new year, NOTICE IS HEREBY GIVEN that the 56th General Shareholders’ Meeting of POSCO Holdings will convene in accordance with Article 20 of the Articles of Incorporation. Date : At 9:00 a.m. on March 21, 2024, Korea Standard Time (UTC+9) Place : Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea Agenda Items Agenda Description Relevant Slide Item 1 Approval of Financial Statements for the 56th FY 04 Item 2 Partial Amendments of the Articles of Incorporation 06 Item 3 Election of Inside Directors 3-1 Election of Chang, In-Hwa as Inside Director (CEO candidate) 08~ 09 3-2 Election of Jeong, Ki-Seop as Inside Director 10 3-3 Election of Kim, Jun-Hyung as Inside Director 11 3-4 Election of Kim, Ki-Soo as Inside Director 12 Item 4 Election of Outside Directors 4-1 Election of Yoo, Young-Sook as Outside Director 14 4-2 Election of Kwon, Tae-Kyun as Outside Director 15 Item 5 Election of Park, Sung-Wook as Outside Director to serve on the Audit Committee 16 Item 6 Approval of Director Remuneration Limit 18 03

2.1 Financial Highlights 2023 steel market decline and metals price falls squeezed revenue and operating profit by 9.0% and 27.2%, respectively. - Speedy restoration of Pohang works from the flood damage accelerated profit recovery, recording operating profits of KRW0.7 trillion (Q1) and 1.3 trillion (Q2) - Prolonged real estate market collapse in China impacted the steel market from Q3, causing prices to decline (OP of 1.2 trillion in Q3) - In Q4, lithium price drop inflicts pressure on production cost and inventory impairment, further squeezing profits (OP of 0.3 trillion in Q4) By investing KRW 8.6 trillion to seek future growth opportunities, such as for lithium production capability, POSCO Group is poised to generate synergy and balance across businesses. - (Steel) Expansion of premium products through additional high-grade NO capacity, and BF-based decarbonizationbridge process. Detailed planning of HyREX transition schedule - (Green Materials) Achieved commercial lithium production capability and recycling technology through construction of P-PLS, P-HY Clean Metal, P-Argentina (phases 1 & 2) - (Green Infrastructure) Merger of P-INT’L and P-Energy integrate the LNG value chain to enhance Group-wide synergy and efficiency. EV motor core plant completed in Mexico. - (Breakthrough technologies) Active search and acquisition of top global talent and IP by N.E.X.T. Hub. Establishment of Group Technology Council. 2023 Total Shareholder Return1) is 84.3%, reflecting 80.7% hike in share value and dividend of KRW 10K per share (payout ratio of 44.7%). - Announcement of Shareholder Return Policy(2023-2025): Return 50-60% of annual FCF with base dividend of KRW 10,000 per share - In 2023, KRW 2,500 dividend approved for each quarter (total dividend of KRW 0.8 trillion; base dividend paid from annual FCF of KRW 0.6 trillion) - Implemented the advanced dividend distribution policy procedure that ‘determines dividends ahead of the record date,’ allowing investors to recognize dividend payout size prior to making investment decisions (BoD approval date Jan 31, 2024 → Record date Feb 29, 2024) Financial Performance (billion KRW, %) Revenue Operating Profit OP Margin 64,367 57,793 76,332 84,750 77,127 6.0% 4.2% 12.1% 5.7% 4.6% 3,869 2,403 9,238 4,850 3,531 2019 2020 2021 2022 2023 Shareholder Return (billion KRW, %) Amount of Retired Shares Cash Dividend Total Shareholder Return based on Profit 2) 43.7% 38.7% 19.4% 47.0% 44.7% 801 620 1,286 567 910 759 2019 2020 2021 2022 2023 1) Total Shareholder Return = (Change in stock price + Dividend) / Previous year-end share price 2) Total Shareholder Return Based on Profit = (Value of retired shares + cash dividend) / Profit attributable to owners of the controlling company 04

2.2 ESG Highlights To demonstrate our commitment to the 2050 Net Zero vision through action, 2035 Carbon Abatement Goal was released. - In December 2020, POSCO became the first BF-based Asian steelmaker to commit to carbon neutrality by 2050; additionally, mid-term abatement goals were released to achieve 30% reduction by 2030 (40% by 2040) . * Against the baseline year (‘17 – ‘19 average), 2023 carbon abatement per ton of crude steel produced was 3% . - Picked up speed in our decarbonization effort by investing in a 2.5Mtpa electric furnace (EAF) in Gwangyang and by engineering the design of a HyREX pilot facility (300Ktpa) for hydrogen-based steelmaking technology transition. Safety practices enhanced across the Group by galvanizing participation through POSCO Group Safety Council - The Group Safety Council attended by C-level officers convenes every quarter. Additionally, quarterly safety performance is br iefed to the Board and the ESG Committee. - By managing and practicing preventative safety indices, POSCO Group’s LTIFR has improved by 27%, falling from 0.74 (2022) to 0.54 (2023). * LTIFR (Lost-Time Injuries Frequency Rate): frequency of work-related injuries per 1 million working hours Strive to enhance ESG governance by keeping the Board regularly informed - ESG is regarded as an opportunity to catapult POSCO Holdings onto the global stage as a leader of sustainable future materials. Hence, ESG practices (risks and responses) across the Group’s affiliated companies make up critical agenda items that are closely monitored by the Group ESG Council, comprised of top management and C-level officers, and by the Group Management Meeting. Each group meets quarterly to discuss decarbonization milestones reached by each operating company. Our effort is paying off in local and global recognition by ESG rating agencies that hail POSCO Holdings as an ESG leader KCGS ‘A+’ in overall assessment - Category : [E] A, [S] A+, [G*] A+ * rank 3rd out of 791 companies evaluated (top 0.4%) SUSTAINALYTICS Named 2024 Industry Top Rated Company - Risk score : ‘22) 37.5 g ‘23) 24.2* * top 5% among global steel groups ISS Quality Score ‘1st top rate (Grade 1)’ Quality Score (E) : 1st g 1st (S) : 2nd g 1st (G) : 2nd g 1st MSCI ESG Research ‘BBB’ sustained; score raised 5.4 g 5.6 - Marked improvement in Coporate Governance score (5.5 g 7.0) 05

3. Amendments of the Articles of Incorporation (AoI)

- **By successfully transitioning to a holding company governance structure, the bar has been raised on the system and practices of POSCO Holdings. In order to meet stakeholder demands, we released the 'POSCO-Proper Enhanced Governance Standard' in December 2023 which includes the CEO appointment procedure.**

Improvements in CEO Appointment Procedure	Improvements in Outside Director(OD) Appointment Procedure
• **No preferential review for term extension of sitting CEO** ; begin appointment process 3 months prior to term-end • Introduce 『**CEO Candidate Recommendation Advisory Panel**』 to perform objective assessment of the candidate pool • **Identify 5 main CEO qualifications** and disclose assessment standards in advance • Launch 『**CEO Candidate Pool Management Committee**』 to identify, groom and manage potential candidates	• 'Outside Director Nomination Advisory Panel' to recommend to 'Director Candidate Recommendation Committee' **5 candidates for each position** to be filled • Encourage shareholder engagement by **communicating upcoming appointments and required competencies** • **Perform outside director evaluation** to boost independence and accountability • Seek greater proportion of outside directors with **corporate and business experience**

- **In line with 'POSCO-Proper Enhanced Governance Standard', we will form a CEO Candidate Pool Management Committee(Article 45) as a special Board committee which conducts continuous pooling of CEO Candidates. The CEO Candidate Recommendation Committee(Article 29)* will undergo a name change.**

* **Revisions to Article 29 of the AoI** contain changes in Korean terminology that **does not impact the English language terminology.**

Before Amendment	After Amendment	Purpose of Change
Article 45. Special Committees ① The Company shall have special committees under the control of the Board of Directors as follows: 1.ESG Committee; 2. Director Candidate Recommendation Committee; 3.Evaluation and Compensation Committee; 4. Finance Committee; and 5. Audit Committee	**Article 45. Special Committees** ① The Company shall have special committees under the control of the Board of Directors as follows: 1.ESG Committee; 2. Director Candidate Recommendation Committee; 3.Evaluation and Compensation Committee; 4. Finance Committee; 5. Audit Committee; and 6. CEO Candidate Pool Management Committee	**To enhance candidate pool management**
Article 29. Appointment of the CEO and Representative Director ① By resolution of the Board of Directors, the CEO and the Representative Director shall be elected from among the Inside Directors once his/her qualification has been approved by the CEO Candidate Recommendation Committee. ② In the event a candidate for the position of Inside Director is nominated as the CEO and the Representative Director candidate and approved by the CEO Candidate Recommendation Committee, the Board of Directors shall recommend the name of one (1) CEO and the Representative Director candidate at the General Meetings of Shareholders. Where the CEO and the Representative Director candidate is appointed as an Inside Director at General Meetings of Shareholders, the Board of Directors shall appoint the CEO and the Representative Director candidate as the CEO and the Representative Director. ③ Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.	**Article 29. Appointment of the CEO and Representative Director** ① By resolution of the Board of Directors, the CEO and the Representative Director shall be elected from among the Inside Directors once his/her qualification has been approved by the CEO Candidate Recommendation Committee. ② In the event a candidate for the position of Inside Director is nominated as the CEO and the Representative Director candidate and approved by the CEO Candidate Recommendation Committee, the Board of Directors shall recommend the name of one (1) CEO and the Representative Director candidate at the General Meetings of Shareholders. Where the CEO and the Representative Director candidate is appointed as an Inside Director at General Meetings of Shareholders, the Board of Directors shall appoint the CEO and the Representative Director candidate as the CEO and the Representative Director. ③ Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.	**To ensure consistency in rules and terminology across the AoI and internal regulations** **※ No change in English terminology**

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4. Composition of the Board

- **Persuant to Article 542-8 of the Commercial Act, outside directors constitute the majority of the BoD compostion at POSCO Holdings. The current 12 BoD members consist of 7 outside directors, 4 inside directors, and 1 non-standing director.**

- **During the upcoming GMoS, the assigned terms will expire for 8 directors, and 7 replacement directors will be appointed**
  - Term expiration (8) : 4 Inside Directors (Choi, Jeong-Woo / Jeong, Ki-Seop / Yoo, Byeong-Og, Kim, Ji-Yong), 1 Non-Standing Director (Kim, Hag-Dong), 3 Outside Directors (Kim, Sung-Jin / Yoo, Young-Sook / Kwon, Tae-Kyun)
  - Directors to be appointed (7) : 4 Inside Directors (Chang, In-Hwa / Jeong, Ki-Seop / Kim, Jun-Hyung / Kim, Ki-Soo), 3 Outside Directors (Yoo, Young-Sook / Kwon, Tae-Kyun / Park, Sung-Wook)

Name	Choi, Jeong-Woo	Jeong, Ki-Seop	Yoo, Byeong-Og	Kim, Ji-Yong	Kim, Hag-Dong	Park, Heui-Jae	Kim, Sung-Jin	Yoo, Young-Sook	Kwon, Tae-Kyun	Yoo, Jin-Nyoung	Sohn, Sung-Kyu	Kim, Joon-Gi	Independence
Category	Inside Director				Non-Standing Director	Outside Director							
Representative Director	● (CEO)	●											
Chairman of BoD						●							
Gender	M	M	M	M	M	M	M	F	M	M	M	M	
Special Committee	● Special Committee Chair ○ Special Committee Member												
- ESG			○				●	○		○			75%
- DIRECTOR CANDIDATE RECOMMENDATION						○				●	○		100%
- EVALUATION AND COMPENSATION								●	○		○	○	100%
- FINANCE		○				○			●			○	75%
- AUDIT							○			○	●		100%
Initial appointment	Mar, 2018	Mar, 2023	Mar, 2022	Mar, 2023	Mar, 2022	Mar, 2019	Mar, 2018	Mar, 2021	Mar, 2021	Mar, 2022	Mar, 2022	Mar, 2023	
Term expiration	Mar, 2024	Mar, 2024	Mar, 2024	Mar, 2024	Mar, 2024	Mar, 2025	Mar, 2024	Mar, 2024	Mar, 2024	Mar, 2025	Mar, 2025	Mar, 2026	
Independence of BoD: 58%													
Female ratio on BoD : 8%													

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5.1 The CEO Succession Policy

After 50 days and over 30 formal and in-depth discussions, on Feb 8, 2024, the CEO Candidate Recommendation Committee confirmed Chang, In-Hwa as the final candidate to be CEO of POSCO Holdings. As a former POSCO president, Mr. Chang is best suited to continue to drive the core business while orchestrating POSCO Group's future growth strategy.

- **In accordance with Article 29 of the AoI, the CEO Candidate Recommendation Committee, composed of outside directors only, identifies candidates and performs deep-dive screening of their qualifications. The final candidate is brought to the BoD, which then recommends the CEO finalist to the GMoS.**
- **With the goal to define a system of transparent governance, POSCO Holdings sought advice from professional agencies to launch the 'New Governance Task Force'. In December 2023, the BoD approved the 'POSCO-Proper Enhanced Governance Standard' kicking off a significantly improved CEO candidate appointment process that ensures fairness, objectivity and transparency.**

① Enhanced FAIRNESS by doing away with preferential review of the incumbent CEO and kick-starting the appointment process 3 months prior to term expiration, regardless of the sitting CEO's expression of intent.

② Enhanced OBJECTIVITY by honoring the views and assessment outcome of the 'CEO Candidates Recommendation Advisory Panel,' composed of external professionals representing industry, legal and management expertise.

③ Enhanced TRANSPARENCY by identifying and disclosing in advance to the public 5 predefined competencies, i.e., management skill, industry expertise, global proficiency, leadership capability, proven integrity and ethical values, required in each candidate

④ Ongoing management of CEO pool by establishing a special committee tasked with systematically exploring, grooming and managing the talent pool. The committee manages a constant pool composed of internal candidates assessed and validated through in-house training programs and external candidates fed by shareholder and search firm recommendations.

CEO Candidate Appointment Process (December 21, 2023 ~ March 21, 2024)

Date	Step	Notes
Dec 21, 2023	CEO appointment Process Begins	• Begins 3months prior to term expiration of incumbent CEO
Jan 8, 2024	Application & recommendation of candidates (CEO CRC)*	• 20 candidates recommended by shareholders (min. 0.5% shares) and by search firms
Jan 17	Long List of 18 candidates (CEO CRC)*	• 12 external; 6 internal
Jan 25	Short List of 12 candidates (CEO CRC)*	• Advisory Panel's evaluation and views are applied • 7 external; 5 internal
Jan 31	6 Finalists Announced (CEO CRC)*	
Feb 8	Final Candidate Confirmed (CEO CRC)*	• Chang, In-Hwa former POSCO president
Feb 8	Recommendation to GMoS (BoD)	• BoD recommends the final candidate to the GMoS
March 21, 2024	Inside Director (CEO Candidate) Approval (GMoS)	• Appointment of CEO at the Board meeting following the AGM

* CEO CRC : CEO Candidate Recommendation Committee

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5.2 Inside Director Candidate (Representative Director & CEO Candidate) Candidate Chang has proven his ability to enhance the steelmaking competitiveness and to build the battery materials business. His extensive experience gained in drafting future strategies, technology development, investment, business development and marketing has helped to develop remarkable global project intuition. Therefore, Chang is assessed as the ideal candidate to expand and strengthen a robust business portfolio for POSCO Group. Chang, In-Hwa, Candidate for Inside Director (Representative Director and CEO Candidate) Basic Data Date of Birth : August 1955 ? Gender : Male ? Nomination type: New appointment ? Nominated by : BoD Relationship to the largest shareholder : None ? POSCO Group related transactions during past 3 years : None Financial delinquency, manager of insolvent business or other legal disqualifications: None Professional Experience Mar 2021 ~ Present Senior Corporate Advisor, POSCO Mar 2018 ~ Feb 2021 Representative Director, President, Head of Steel Business Unit, POSCO Mar 2017 ~ Feb 2018 Board Member, Senior Executive Vice President, Head of Steel Production Division, POSCO Feb 2016 ~ Feb 2017 Senior Executive Vice President, Head of Technology and Investment Division (Head, Technical Research Laboratories), POSCO Feb 2015 ~ Jan 2016 Senior Executive Vice President, Head of Steel Solution Marketing Department, POSCO Mar 2014 ~ Feb 2015 Senior Executive Vice President, Head of New Business Development Department Jan 2011 ~ Mar 2014 Senior Vice President, Head of New Business Department / New Growth Business Department, POSCO Reasons for Recommendation Mr. Chang is a seasoned engineer with proven skills as a business leader. After obtaining both B.S. and M.S. degrees in Naval Architecture from Seoul National University, Chang earned his Ph.D. in Ocean Engineering at MIT (US). In 1988, he joined RIST as a researcher before going on to hold top positions in diverse operational organizations, such as New Business Development, Steel Solution Marketing, Technology and Investment and Production. Through these positions, Chang has acquired unparalleled breadth of experience that range from production technology, R&D and business development to investment and marketing. ? In 2018, while serving as Representative Director and CEO of POSCO, the de facto parent company of POSCO Group prior to the spin-off that launched POSCO Holdings, Chang led the operational efforts to develop and market new businesses while expanding the overseas steel business network. Through these efforts, he has demonstrated his skill to strengthen the integrity of POSCO’s steelmaking competence, while adding substance and stability to new businesses, such as EV battery materials and lithium, thereby forging a way forward for the Group. ? Profound technological insight, diverse operational experience and his extended tenure at POSCO Group offer undisputed depth of experience and knowledge. Essentially, it is this profound understanding that Mr. Chang has about the POSCO Group that qualifies him as the ideal candidate to serve as Representative Director or POSCO Holdings. He is best suited to continue to keep the steelmaking business strong while exploring new growth opportunities, which are two cardinal growth strategies for POSCO Group. It is our firm belief that Chang, In-Hwa will strengthen POSCO’s global clout through de-carbonization of the steel business and by developing the core competencies in new businesses. 09

5.3 Inside Director Candidate Jeong, Ki-Seop, Candidate for Inside Director (Basic Data) - Date of Birth : October 1961 Gender : Male Nomination type : Re-appointment Nominated by : BoD - Relationship to the largest shareholder: None POSCO Group related transactions during past 3 years : None - Financial delinquency, manager of insolvent business or other legal disqualifications: None (Professional Experience) Jan 2023 ~ present CSO of Chief Strategy Office, President of POSCO HOLDINGS INC. 2020 Representative Director, President of POSCO Energy 2018 Senior Executive Vice President, Head of Corporate Planning Division, POSCO Energy 2017 Executive Vice President, Head of Domestic Business Management Office, POSCO 2016 Senior Vice President, Head of Domestic Business Management Office, POSCO 2015 Senior Vice President, Finance Chief, POSCO 2013 Senior Vice President, Head of Business Strategy Department, POSCO International 2012 Senior Vice President, Head of Overseas Management Team, POSCO International Reasons for Recommendation Recommendation is based on the breadth of knowledge acquired through first-hand experience at the Group’s affiliated businesses, i.e., POSCO, POSCO-International, POSCO Energy, and with proven experience in business restructuring and as CSO of POSCO Holdings. Jeong is expected to make contributions to Group risk management and enhancement of operational competence. 10

5.3 Inside Director Candidate Kim, Jun-Hyung, Candidate for Inside Director (Basic Data) - Date of Birth : November 1962 | Gender : Male | Nomination type : New appointment | Nominated by : BoD - Relationship to the largest shareholder: None | POSCO Group related transactions during past 3 years : None - Financial delinquency, manager of insolvent business or other legal disqualifications: None (Professional Experience) Feb 2024 ~ present Chief, Green Materials & Energy Business Office, POSCO HOLDINGS INC. Jan 2023 Representative Director, President of POSCO FUTURE M Co., Ltd. Jan 2021 Representative Director, President of SNNC Jan 2019 Head, Energy Material Department, POSCO Chemical Co., Ltd. Jan 2018 Representative Director, POSCO ESM Feb 2017 Head of Production Division, Executive Vice President, POSCO ESM Feb 2016 Executive Vice President, Head of New Business Department, POSCO Mar 2013 Senior Vice President, Rolling Mill Sector Deputy Head, Pohang Works, POSCO Reasons for Recommendation Having served as Representative Director at POSCO Future M, SNNC, and POSCO ESM, Kim has helped to expand the scope of the rechargeable battery materials business for POSCO Group. Hence, recommendation is based on his broad experience and expertise gained in steelmaking and rechargeable battery materials businesses. Kim is expected to contribute to managing the portfolio of eco-friendly future materials and engineering synergy across the Group businesses. 11

5.3 Inside Director Candidate Kim, Ki-Soo, Candidate for Inside Director (Basic Data) - Date of Birth : April 1965 Gender : Male Nomination type : New appointment Nominated by : BoD - Relationship to the largest shareholder: None POSCO Group related transactions during past 3 years : None - Financial delinquency, manager of insolvent business or other legal disqualifications: None (Professional Experience) February 2024 ~ present Head of New Experience of Technology Hub, Group CTO, Senior Executive Vice President, POSCO HOLDINGS INC. January 2024 Senior Executive Vice President, Head, Technical Research Laboratories, POSCO January 2019 Executive Vice President, Head of Low-Carbon Process R&D Center, POSCO September 2016 Senior Vice President, Head of Engineering Solution Office, POSCO June 2014 Vice President, Pohang Research Infra Group, POSCO Reasons for Recommendation Kim possesses undisputed knowledge and experience in breakthrough technology research that ranges from steel product development and process engineering to AI-assisted plant automation. Hence, his contributions are expected to galvanize R&D skills at the Group level Kim will help to expand business research collaboration through the industry-academia-R&D network and attract new talent. 12

6.1 Outside Director Appointment Process Since 2004, POSCO Holdings has practiced an independent and transparent Outside Director(OD) appointment process by upholding the ‘OD Candidate Appointment Process’, free from interference by management. The ‘OD Candidate Recommendation Advisory Panel’, composed entirely of non-POSCO professionals, identifies the OD nomination pool. Then, the ‘Director Candidate Recommendation Committee’(DCRC), exclusively composed of ODs, evaluates the candidates’ qualifications before recommending the finalist(s) to the GMoS. - The advisory panel consists of five reputable senior leaders in the fields of industry, finance, academe and law - In order to promote the diversity of Board members, POSCO Holdings maintains a sizeable pool of candidates and performs multi-phase reference checks. In order to encourage shareholder engagement in the OD nomination process, the ‘Shareholder Nomination Program’ was introduced in 2018, making it possible for shareholders with 0.5% or more voting shares to nominate OD candidates. - Roughly three to four months prior to the annual GMoS, POSCO Holdings distributes official letters addressed by the DCRC Chair to shareholders who can exercise proposal right, pursuant to the Commercial Act. The letter invites the shareholder to nominate one OD candidate. For the March 2024 GMoS, call for candidate recommendation was open from November 10 to December 15, 2023 To ensure transparent governance, POSCO Holdings launched ‘New Governance Task Force’ that sought counsel from professional agencies. When the BoD approved the ‘POSCO-Proper Enhanced Governance Standard’ in December 2023, a new and improved OD selection process was put in place. 1 Diversify candidate pool by increasing the number of recommendations made by the Advisory Panel to the DCRC from 3x to 5x the number of vacancies to be filled 2 Encourage shareholders participation by disclosing required competencies and the number, position and schedule of appointments 3 Enhance OD independence and accountability by performing annual evaluation of expertise, contribution and integrity of ODs 4 Expand ratio of ODs who have first-hand experience and expertise in business management Outside Director (OD) Candidate Appointment Process (Nov 2, 2023 ~ Mar 21, 2024) Nov 2, 2023 Dec 12 ~ Dec 26 Jan 3, 2024 Feb.21 Mar 21, 2024 Approved ‘OD Candidate Recommendation Advisory Panel’ (DCRC) * Panel recommended 5 candidates per position (OD Candidate Recommendation Advisory Panel) Assessment of OD Candidates (DCRC) * Recommendation of OD Candidates (DCRC) * Appointment of Outside Directors (GMoS) Call for shareholder recommendations : Nov 10, 2023 ~ Dec 15, 2023 * DCRC : Director Candidate Recommendation Committee 13

6.2 Outside Director Candidate Yoo, Young-Sook, Candidate for Outside Director [Basic Data] - Date of Birth : May 1955 | Gender : Female | Nomination type : Re-appointment - Nominated by : Director Candidate Recommendation Committee - Relationship to the largest shareholder: None | POSCO Group related transactions during past 3 years : None - Financial delinquency, manager of insolvent business, and/or other legal disqualifications: None [Professional Experience] Jan 2020 ~ present Chairperson of the Board(non-permanent), Climate Change Center Apr 1990 ~ present Senior/Principal/Honorary Research Scientist, Korea Institute of Science and Technology(KIST) Feb 2014 ~ Jan 2021 Board Member(non-permanent), Research Institute of Industrial Science & Technology 2014 Co-President, Climate Change Center Jun 2011 ~ Mar 2013 Minister, Ministry of Environment Nov 2009 ~ Aug 2010 Vice President, KIST 2007 ~ Oct 2009 Head of Biological Science Research, KIST Reasons for Recommendation Yoo is an ESG expert, buttressed by her professional experience as Minister of Environment, Principal Research Scientist at KIST and as Co-President at the Climate Change Center. With unrivalled subject matter knowledge and experience, for the past 3 years Yoo has already proven her skills in devising policy, monitoring risk and managing the Board. Her contributions are well appreciated, and with expectations that she will continue to make her mark on the Board and in serving the interest of the company’s future, Yoo is recommended to serve as an outside director on the Board. 14

6.2 Outside Director Candidate Kwon, Tae-Kyun, Candidate for Outside Director [Basic Data] - Date of Birth : November 1955 | Gender : Male | Nomination type : Re-appointment -Nominated by : Director Candidate Recommendation Committee - Relationship to the largest shareholder: None | Financial delinquency, manager of insolvent business, and/or other legal disqualifications: None - POSCO Group related transactions during past 3 years : No dealings with the candidate himself. *Dealings existed between POSCO Holdings and Yulchon * Candidate Kwon resigned from Yulchon in June, 2021, shortly after his appointment as Outside Director at POSCO Holdings in March 2021. As a non-standing advisor, Kwon’s scope of work at Yulchon was limited to offering advice on Middle East regional issues. While intermittent services were provided to POSCO Holdings by Yulchon, candidate Kwon was never involved in those services. [Professional Experience] 2015 ~ Jun 2021 Senior Advisor, Yulchon LLC. 2014 ~ 2020 Outside Director, SAMSUNG ELECTRO-MECHANICS CO., LTD. 2017 ~ 2019 Outside Director, MIRAE ASSET DAEWOO CO., LTD. 2010 Ambassador, Korea to the United Arab Emirates 2009 Chief Administrator, Public Procurement Service 2008 Head of Trade and Investment Office, Ministry of Knowledge Economy 2007 Deputy Minister for Free Economic Zone Planning, MOFE 2006 Commissioner, Korea Financial Intelligence Unit, MOFE 2005 Head of International Finance Bureau, MOFE 2001 Economic Councilor, OECD Representative 1996 Finance and Economy Adviser, Office of the President 1992 Country Officer, Asian Development Bank Reasons for Recommendation Kwon is a finance expert who has served in public finance, e.g., Asian Development Bank, and private finance. It is based on the breadth of his subject matter experience and knowledge that he has proven his skills during his 3-year service on the Board to devise policy, monitor risk, enhance governance and manage the Board. With firm belief that Kwon will continue to make his mark on the advancement of the Board, he is recommended to serve as an outside director.15

6.3 Outside Director Candidate to serve on the Audit Committee Park, Sung-Wook, candidate for Outside Director to serve on the Audit Committee [Basic Data] - Date of Birth : January 1958 | Gender : Female | Nomination type : New appointment - Nominated by : Director Candidate Recommendation Committee - Relationship to the largest shareholder: None | POSCO Group related transactions during past 3 years : None - Financial delinquency, manager of insolvent business, and/or other legal disqualifications: None [Professional Experience] 2022 ~ Present Chairman, National Academy of Engineering of Korea (NAEK) 2015 ~ Present Member, National Academy of Engineering of Korea (NAEK) 2019 ~ 2022 Management Advisor and Vice Chairman, SK Hynix Inc. 2016 ~ 2019 Chairman, Korea Semiconductor Industry Association (KSIA) 2013 ~ 2018 CEO, President ~ Vice Chairman, SK Hynix Inc. 2005 ~ 2013 Senior Executive Vice President, Head of Research Institute, Hynix Semiconductor Inc. 2001 ~ 2005 Senior Vice President, Head of HSA, Hynix Semiconductor Inc. 1984 ~ 2001 Semiconductor R&D Center, Hyundai Electronics Co., Ltd Reasons for Recommendation Park is a business management, materials, and R&D expert in the manufacturing sector. Currently, he serves as Chair of the National Academy of Engineering of Korea where he continues to engage in a wide variety of research and breakthrough technology activities. He possesses seasoned knowledge and first-hand experience on the ground in managing business and R&D projects. Park is expected to contribute to the Board not only from a technological perspective, but also in offering insight on the management of the business and the Board, thereby enhancing the growth and sustainability of the Group’s businesses. 16

6.4 Outside Director Board Skills Matrix (Upon approval of GMoS) The Board Skills Matrix (BSM) has been designed and put in place with the goal to appoint ODs equipped with the skills that meet the demands of the holding company system and the evolving business environment. - The Matrix classifies two main skills areas, i.e., General Management, Industry Specific, which help to specify industry experience and technical competencies - To align with the shift in management system and changing environment, there will be a greater proportion of ODs with first-hand business management experience Board Skills Matrix of Outside Directors General Management Skills : ESG·Sustainability management, Leadership, Risk management Industry Specific Skills : Experience in industry, technology, digital and innovation, finance and accounting, law and public policy, international management, business development, M&A Category Serving Outside Directors Re-Appointment New Appointment Park, Heui-Jae Yoo, Jin-Nyoung Sohn, Sung-Kyu Kim, Joon-Gi Yoo, Young-Sook Kwon, Tae-Kyun Park, Sung-Wook Skill Management General 1 ESG ·Sustainability Management 2 Leadership 3 Risk Management Industry Specific 1 Industry Experience - - - - 2 Technology, Digital and Innovation - - - 3 Finance and Accounting - - 4 Law and Public Policy - 5 International Project Management - - - 6 Business Development / M&A (Former venture CEO) - - - - General Overview Year of Initial Appointment 2019 2022 2022 2023 2021 2021 2024 Date of Birth Jan 27, 1961 Jul 26, 1957 Dec 16, 1959 May 13, 1965 May 29. 1955 Nov 28, 1955 Jan 8, 1958 Gender Male Male Male Male Female Male Male 17

7. Director Remuneration Limit A Director’s compensation is comprised of base salary and performance bonus. Funded by the Board approved defined budget, director compensation is determined based on predefined standards and in consideration of the position and assigned role. The Evaluation and Compensation Committee (ECC), composed of outside directors only, meets annually to perform management performance assessment to determine the total performance bonus to be administered. - Performance bonus assessment standard: Quantitative assessment 60% (OP: 20%, Operating cash flow: 10%, Revenue: 10%, ROA: 10%, Stock value: 10% Qualitative assessment 40% (ESG: 10%, Business: 15%, Investment/Technology: 10%, Talent: 5%) Total director remuneration administered as of 2023 is KRW 8.99 billion; director remuneration limit for 2024 is 10.0 billion, which remains unchanged from 2023. Category 2023 2024 Number of Directors (Outside Directors) 12 (7) 11 (7) Upper Limit of Total Directorship Remuneration KRW 10.0 billion KRW 10.0 billion Total Remuneration Administered KRW 8.99 billion - 18